Exhibit 2.6

September 16, 2013

Denison Mines Corp.
Suite 2000
885 West Georgia Street
Vancouver, British Columbia
V6C 3E8

Attention:	Ron Hochstein
President and Chief Executive Officer

Gentlemen:

We understand that Denison Mines Corp. (“you” or “Denison”), either directly or through a subsidiary, intends to make an offer (the “Offer”) to all of the shareholders of Rockgate Capital Corp. (“Rockgate”) to purchase all of the issued and outstanding common shares of Rockgate.  The consideration under the Offer will be equivalent to a value of C$0.235 common shares of Denison for every one common share of Rockgate.

Subject to our rights set out below to terminate our commitment, we will support the Offer and will not conduct ourselves in a manner that is inconsistent with the completion of the Offer.  Accordingly, subject to any regulations or other restrictions, including our internal compliance policy, we will tender and deposit under the Offer all of the common shares of Rockgate that as of the date of this letter are beneficially owned by us or over which we exercise control and direction (which number is noted on the signature page below), along with any additional common shares of Rockgate that we may subsequently acquire (the “Subject Shares”).

Accordingly, we also agree that we will:

(i)	not sell, option, transfer or otherwise encumber any of the Subject Shares or any interest therein;

(ii)	not solicit a competing transaction or otherwise knowingly take any action of any kind which is reasonably likely to reduce the likelihood of success of the Offer;

(iii)

other than as you and we have agreed or may agree in writing, not grant or agree to grant any proxy or other right to vote Subject Shares or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of securityholders or give consents or approvals of any kind as to the Subject Shares;

(iv)	not do indirectly anything that we have agreed not to do directly in this letter; and

(v)	deposit all of the Subject Shares, together with a duly completed and executed letter of transmittal and any other necessary documents or instruments to effect the valid tender of the Subject Shares to the Offer, with the depositary appointed for the purposes of the Offer.

Notwithstanding any other provision of this letter, our obligations hereunder shall automatically terminate if:

(a)	the Offer is not announced prior to October 1, 2013;

(b)	the Offer is amended to reduce the amount of the consideration payable thereunder;

(c)	the Offer is withdrawn or terminated for any reason; or

(d)	an Acquisition Proposal other than:

(i) any Acquisition Proposal from Mega Uranium Ltd. or any associate or affiliate of Mega Uranium Ltd. or any party acting jointly or in concert with Mega Uranium Ltd, or

(ii) any revision or amendment to the plan of arrangement transaction presently proposed between Rockgate and Mega Uranium Ltd.

is made to Rockgate or the shareholders of Rockgate that the undersigned reasonably believes, acting in good faith, if consummated in accordance with its terms would result in a transaction more favourable to the undersigned from a financial point of view than the Offer or any amendment to the Offer made by you no later than seven business days after the announcement of the initial terms of any such proposed transaction, it being understood that, so as to allow you a reasonable time period to consider and announce any amendment to the Offer in light of any Acquisition Proposal, our obligations hereunder may not be terminated under this paragraph (d) until the eighth business day after the announcement of the initial terms of any such proposed transaction.

The term “Acquisition Proposal” means, any offer, proposal from any person (other than Denison) relating to: (i) any acquisition or sale, direct or indirect, of: (a) the assets of Rockgate and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Rockgate and its subsidiaries; or (b) 20% or more of any voting or equity securities of Rockgate or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Rockgate and its subsidiaries; (ii) any take-over bid, tender offer or exchange offer for any class of voting or equity securities of Rockgate; or (iii) a plan of arrangement, merger, amalgamation, consolidation, share exchange, share issuance, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Rockgate or any of its subsidiaries.

We recognize and acknowledge that you would not contemplate proceeding with the Offer without our commitment set out in this letter, and that a breach by us of any covenant or other commitments contained in this letter will cause you to sustain injury for which you would not have an adequate remedy at law for money damages. Therefore, we agree that in the event of any such breach, you shall be entitled to the remedy of specific performance of such covenants or commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which you may be entitled, at law or in equity and further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or equitable relief.

The terms of this letter and our obligations hereunder may only be amended or modified by written agreement by us. The terms of this letter may be enforced and relied upon only by you and us and the operation of the Contracts (Rights of Third Parties) Act 1999 is excluded.

This letter may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this letter.  This letter shall not become binding on either you or us unless and until you have executed this letter and delivered it to us.

This letter and any non-contractual obligations arising out of or in connection with it (including any non-contractual obligations arising out of the negotiation of the transaction contemplated by this letter) are governed by and construed in accordance with the laws of England and the parties submit to the non-exclusive jurisdiction of the English courts.

Yours faithfully

For and on behalf of City Natural Resources High Yield Trust Plc:

(signed) [Illegible]
Authorized Signatory

Number of Rockgate shares we beneficially own or over which we exercise control and direction as of the date hereof: 5,750,000

Executed by Denison Mines Corp. and delivered this 16th day of September, 2013:

DENISON MINES CORP.

By:	(signed) “Ron F. Hochstein”
Authorized Signatory